Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

In June 2018, we invested US$272 million in the Series D round of financing of Bigo as the lead investor. We were then an existing shareholder of Bigo and had become its largest shareholder after the Series D financing.  In March 2019, we completed the acquisition of the remaining 68.3% of equity interest in Bigo from the other shareholders of Bigo, or the Acquisition, including Mr. David Xueling Li, our chairman of the board of directors and chief executive officer. Pursuant to the agreement, we paid US$343.1 million in cash and issued 38,326,579 Class B common shares and 305,127,046 Class A common shares to the selling shareholders of Bigo.

The following unaudited pro forma condensed consolidated financial statements, or the Pro Forma Financial Statements, are based on YY’s and Bigo’s historical consolidated financial statements as adjusted to give effect to the pro forma events that are (i) directly attributable to the Acquisition, (ii) expected to have a continuing impact on the unaudited pro forma condensed consolidated statements of operations, and (iii) factually supportable. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2018 and the three months ended March 31, 2019 give effect to the pro forma events as if it had been completed by January 1, 2018. The condensed consolidated statements of operations of Bigo for the period from January 1, 2019 to March 4, 2019 has not been audited or reviewed by PricewaterhouseCoopers Zhong Tian LLP. A pro forma consolidated balance sheet has not been provided as the acquisition has been reflected in YY’s consolidated balance sheet as of March 31, 2019.

The unaudited pro forma consolidated statement of income (i) is presented based on information currently available, (ii) is intended for informational purposes only, and (iii) does not reflect all actions that may be undertaken by us after the Acquisition.

While the Pro Forma Financial Statements are helpful in showing the financial characteristics of the consolidated companies, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates acquired or to project the results of operations or financial position for any future date or period. We have included in the Pro Forma Financial Statements all adjustments, consisting of normal recurring adjustments, necessary of a fair presentation of the operating results in the historical periods. We believe that the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions and that the Pro Forma Financial Statements are factually supportable, give appropriate effect to the impact of the events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on our financial condition.

The Pro Forma Financial Statements should be read in conjunction with the accompanying notes to the Pro Forma Financial Statements, our historical consolidated financial statements and the notes thereto of YY and Bigo included elsewhere in this offering memorandum and the 2018 Annual Report incorporated by reference herein, along with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Result of Operations.”

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PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

The following table sets forth the pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2018.

	For the year ended December 31, 2018
	YY	Bigo	Pro Forma Adjustments	Note	Pro forma consolidated results
	RMB	RMB	RMB		RMB

Net revenues
Live streaming	14,877,667	3,018,591	-		17,896,258
Others	885,890	9,810	(5,950)	(e)	889,750

Total net revenues	15,763,557	3,028,401	(5,950)		18,786,008

Cost of revenues	(10,017,134)	(1,872,875)	(14,807)	(c)	(11,904,816)

Gross profit	5,746,423	1,155,526	(20,757)		6,881,192

Operating expenses
Research and development expenses	(1,192,052)	(446,948)	(187,111)	(c)	(1,826,111)
Sales and marketing expenses	(1,149,316)	(944,148)	(654,651)	(a)、(c)	(2,748,115)
General and administrative expenses	(883,225)	(135,147)	(101,944)	(a)、(c)、(e)	(1,120,316)

Total operating expenses	(3,224,593)	(1,526,243)	(943,706)		(5,694,542)

Other income	117,860	4,792	-		122,652

Operating income (loss)	2,639,690	(365,925)	(964,463)		1,309,302

Interest expense	(8,616)	(1,408)	1,408	(e)	(8,616)
Interest income and investment income	485,552	64,642	(1,408)	(e)	548,786
Foreign currency exchange losses, net	(514)	(13,525)	-		(14,039)
Gain on deemed disposal and disposal of investments	16,178	-	-		16,178
Gain on fair value changes of investments	1,689,404	-	(988,663)	(b)	700,741
Fair value loss on derivative liabilities	(2,285,223)	(626,729)	626,729	(g)	(2,285,223)
Other non-operating expenses	(2,000)	-	-		(2,000)

Income (loss) before income tax expenses	2,534,471	(942,945)	(1,326,397)		265,129

Income tax expenses	(477,707)	(67,551)	67,894	(f)	(477,364)

Income (loss) before share of income in equity method investments, net of income taxes	2,056,764	(1,010,496)	(1,258,503)		(212,235)

Share of income in equity method investments, net of income taxes	58,933	-	-		58,933

Net income (loss)	2,115,697	(1,010,496)	(1,258,503)		(153,302)

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	(93,310)	-	-		(93,310)

Net income (loss) attributable to controlling interest of YY Inc.	2,209,007	(1,010,496)	(1,258,503)		(59,992)

Less: Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	73,159	151,720	(151,720)	(g)	73,159
Deemed dividend to subsidiary’s Series A preferred shareholders	489,284	-	-		489,284
Cumulative dividend on subsidiary’s Series A Preferred Shares	4,606	-	-		4,606

Net income (loss) attributable to common shareholders of YY Inc.	1,641,958	(1,162,216)	(1,106,783)		(627,041)

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PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31, 2018
	YY	Bigo	Pro Forma Adjustments	Note	Pro forma consolidated results
	RMB	RMB	RMB		RMB

Net income (loss) per ADS*
—Basic	25.64				(7.88)
—Diluted	25.38				(7.88)
Weighted average number of ADS used in calculating net income per ADS
—Basic	64,042,390		15,490,140	(h)	79,532,530
—Diluted	64,704,470		14,828,060	(h)	79,532,530

Net income (loss) per common share*
—Basic	1.28				(0.39)
—Diluted	1.27				(0.39)
Weighted average number of common shares used in calculating net income per common share
—Basic	1,280,847,795		309,802,804	(h)	1,590,650,599
—Diluted	1,294,089,406		296,561,193	(h)	1,590,650,599

*	Each ADS represents 20 common shares.

The financial numbers of Bigo for the year ended December 31, 2018 as presented in the table above are translated from the consolidated statement of operation of Bigo for the year ended December 31, 2018 using the average exchange rate between US$ and RMB during the year.

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statements of operations.

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PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

The following table sets forth the pro forma unaudited condensed consolidated statement of operations for the three months ended March 31, 2019. The condensed consolidated statements of operations of Bigo for the period from January 1, 2019 to March 4, 2019 has not been audited or reviewed by PricewaterhouseCoopers Zhong Tian LLP.

	YY	Bigo
	For the three months ended March 31, 2019	For the period from January 1, 2019 to March 4, 2019	Pro forma Adjustments	Note	Pro forma consolidated results
	RMB	RMB	RMB		RMB

Net revenues
Live streaming	4,485,020	659,346	-		5,144,366
Others	295,564	2,049	(66)	(e)	297,547

Total net revenues	4,780,584	661,395	(66)		5,441,913

Cost of revenues	(3,160,325)	(416,135)	(724)	(c)	(3,577,184)

Gross profit	1,620,259	245,260	(790)		1,864,729

Operating expenses
Research and development expenses	(404,736)	(114,067)	(17,477)	(c)	(536,280)
Sales and marketing expenses	(534,236)	(278,095)	(111,055)	(a)、(c)	(923,386)
General and administrative expenses	(276,424)	(27,686)	31,841	(a)、(c)、(d)、(e)	(272,269)

Total operating expenses	(1,215,396)	(419,848)	(96,691)		(1,731,935)

Other income	68,688	13	-		68,701

Operating income (loss)	473,551	(174,575)	(97,481)		201,495

Interest expense	(6,219)	(2,049)	2,049	(e)	(6,219)
Interest income and investment income	148,289	18,204	(2,049)	(e)	164,444
Foreign currency exchange gains (losses), net	1,333	(13,506)	-		(12,173)
Gain on fair value changes of investments	2,649,843	-	(2,669,334)	(b)	(19,491)

Income (loss) before income tax expenses	3,266,797	(171,926)	(2,766,815)		328,056

Income tax expenses	(123,971)	(8,782)	13,535	(f)	(119,218)

Income (loss) before share of income in equity method investments, net of income taxes	3,142,826	(180,708)	(2,753,280)		208,838

Share of income in equity method investments, net of income taxes	7,156	-	-		7,156

Net income (loss)	3,149,982	(180,708)	(2,753,280)		215,994

Less: Net income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	29,549	-	-		29,549

Net income (loss) attributable to controlling interest of YY Inc.	3,120,433	(180,708)	(2,753,280)		186,445

Less: Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	9,365	-	-		9,365
Cumulative dividend on subsidiary’s Series A Preferred Shares	6,730	-	-		6,730

Net income (loss) attributable to common shareholders of YY Inc.	3,104,338	(180,708)	(2,753,280)		170,350

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PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	YY for the three months ended March 31, 2019	Bigo For the period from January 1, 2019 to March 4, 2019	Pro forma Adjustments	Note	Pro forma consolidated results
	RMB	RMB	RMB		RMB

Net income per ADS*
—Basic	44.93				2.13
—Diluted	44.55				2.06
Weighted average number of ADS used in calculating net income per ADS
—Basic	69,097,090		10,978,285	(h)	80,075,375
—Diluted	69,640,885		11,882,223	(h)	81,523,108

Net income per common share*
—Basic	2.25				0.11
—Diluted	2.23				0.10
Weighted average number of common shares used in calculating net income per common share
—Basic	1,381,941,802		219,565,688	(h)	1,601,507,490
—Diluted	1,392,817,695		237,644,455	(h)	1,630,462,150

*	Each ADS represents 20 common shares.

The financial numbers of Bigo for the period from January 1, 2019 to March 4, 2019 as presented in the table above are translated from the consolidated statement of operation of Bigo for the period from January 1, 2019 to March 4, 2019 using the average exchange rate between US$ and RMB during the year.

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statements of operations.

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

Note 1. Basis of presentation

These unaudited pro forma condensed consolidated statements of operations give effect to the acquisition of Bigo Inc ("Bigo") by YY Inc. (the "Company"), as if the acquisition described in Note 2 had been completed by January 1, 2018. A pro forma consolidated balance sheet has not been provided as the acquisition has been reflected in the Company's consolidated balance sheet as of March 31, 2019.

These unaudited pro forma condensed consolidated statements of operations have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) using the accounting policies described in the Company's audited consolidated financial statements as at December 31, 2018. The unaudited pro forma financial statements should be read together with the audited consolidated financial statements of the Company for the years ended December 31, 2018 and the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed consolidated statements of operations to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) expected to have a continuing impact on the unaudited pro forma condensed consolidated statements of operations, and (3) factually supportable.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018 have included Bigo's statement of operations for the year ended December 31, 2018. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2019 have included in Bigo's statement of operations for the period from January 1, 2019 to March 4, 2019.

The unaudited pro forma financial statements do not necessarily reflect what the consolidated company's results of operations would have been had the acquisition been completed by January 1, 2018. They may also not be useful in predicting future results of operations for the consolidated company. The actual results from operations may differ significantly from the pro forma results reflected herein. The consolidated results of operations do not reflect the realization of any expected cost savings or other synergies from the acquisition of Bigo as a result of planned cost savings or other initiatives following the completion of the acquisition.

Note 2. Description of transaction and purchase price allocation

Immediately prior to this acquisition, the Company held 31.7% of equity interest of Bigo, which is primarily engaged in the video and audio broadcast business through its live-streaming applications and platforms all over the world. The Company had a contingent redemption right on its investment in Bigo, therefore the interest held by the Company did not meet the definition of in-substance common stock under ASC 323. As the investment in Bigo did not have readily determinable fair value, it was accounted for as an investment at cost less impairments, adjusted by observable price changes.

In February 2019, the Group entered into a share purchase agreement with Bigo and its shareholders. Under the agreement, the Group agreed to purchase all outstanding shares of Bigo that were not already owned by the Group. Pursuant to the agreement, the Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares and 38,326,579 Class B common shares of the Company to Bigo’s other shareholders. In addition, the Company has also issued 8,761,450 Class A common shares for future grants to employees as share based awards. The acquisition was completed on March 4, 2019. The Group believed that the acquisition of Bigo helped the Group create enhanced live streaming content, expand global footprint and offer world-class user experiences for global user community. Upon the completion of the acquisition, Bigo became a wholly-owned subsidiary of the Group.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share as of the acquisition date:

As of acquisition date
RMB

Cash	2,300,196
Fair value of common shares issued	7,704,420
Fair value of previously held equity interest in Bigo	5,697,154
Elimination of preexisting amounts due from Bigo	323,002
Total consideration	16,024,772

The fair value of common shares issued above does not include post-acquisition share-based compensation amounting to RMB590,346. Out of the 305,127,046 Class A common shares issued, 38,042,760 shares are for the replacement awards to Bigo’s employees to replace their original share-based awards. The post-acquisition share-based compensation of RMB590,346 is share-based compensation subject to continuous employment and will be recognized as share-based compensation expenses over the remaining required service period.

Immediately before the acquisition, the amounts due from Bigo to the Company amounted to RMB323,002. This amount due from Bigo was effectively eliminated upon the acquisition. The amount of the preexisting amounts due from Bigo of RMB323,002 was included as part of the consideration.

In accordance with ASC 805, the Company’s previously held equity interest in Bigo was re-measured to fair value on the acquisition date, and a re-measurement gain of RMB2,669,334 was recognized as gain on fair value changes of investments. Acquisition-related costs of RMB27,162 was recognized as general and administrative expenses.

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

Note 2. Description of transaction and purchase price allocation (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

	As of acquisition date	Amortization period
	RMB

Net tangible asset acquired:
-Cash and cash equivalents, restricted cash and cash equivalents and restricted short-term deposits	912,356
-Accounts receivables	386,517
-Other current assets	52,432
-Property and equipment, net	294,030
-Other non-current assets	174,837
Identifiable intangible assets acquired:
-Trademark	2,400,354	10 years
-User Base	1,027,191	3 years
-Non-compete agreement	81,129	1 year
-Others	6,195
Accrued liabilities and other liabilities	(1,425,777)
Deferred tax liabilities	(316,859)
Goodwill	12,432,367
Total	16,024,772

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and mainly comprise (a) the assembled work force and (b) the expected future growth, enhancing world-class user experience and expansion in global markets as a result of the synergy resulting from the acquisition. The goodwill recognized was not expected to be deductible for income tax purpose.

Note 3. Pro forma adjustments

The pro forma condensed consolidated statements of operations reflect the following adjustments as if the acquisition of Bigo had been completed by January 1, 2018:

(a) Represents additional intangible asset amortization expenses related to the acquired intangible assets recorded at their fair value and corresponding deferred tax liability, including trademark, user base and non-compete agreement. Additional amortization of RMB652,767 and RMB79,985 was recorded in sales and marketing expenses and general and administrative expenses for the year ended December 31, 2018, respectively. Additional amortization of RMB110,922 and a reversal of amortization amounting to RMB6,768 was recorded in sales and marketing expenses and general and administrative expenses for the three months ended March 31, 2019, respectively. As the acquisition of Bigo is assumed to have been completed by January 1, 2018 and the amortization period of the non-compete agreement is one year, the non-compete agreement would have been fully amortized by the end of 2018. The amortization of the non-compete agreement is charged to general and administrative expenses. Therefore, a reversal of amortization was recorded in general and administrative expenses for the three months ended March 31, 2019 to reverse the amortization charges of the non-compete agreement in March 2019.

(b) Represents the elimination of the gains that were recorded due to the remeasurement of YY’s original interests in Bigo to fair value.

(c) Represents post-combination share-based compensation of the replacement award to Bigo’s employees and the reversal of the share-based compensation of Bigo’s original share incentive scheme. Share-based compensation of RMB14,807, RMB187,111, RMB1,884 and RMB27,909 was recorded in cost of revenues, research and developments expenses, sales and marketing expenses and general and administrative expenses for the year ended December 31, 2018, respectively. Share-based compensation of RMB724, RMB17,477, RMB133 and RMB2,155 was recorded in cost of revenues, research and developments expenses, sales and marketing expenses and general and administrative expenses for the three months ended March 31, 2019, respectively.

(d) Represents the removal of transaction costs related to the acquisition of Bigo for the three months ended March 31, 2019.

(e) Represents the elimination of transaction between Bigo and the Company.

(f) Reflects the income tax effect of pro forma adjustments of the acquisition calculated based on the applicable tax rate of relevant entities.

(g) Represents the removal of fair value loss on derivative liabilities related to Bigo’s preferred shares and accretion of Bigo’s preferred shares to redemption value. As the acquisition of Bigo is assumed to have been completed by January 1, 2018, Bigo’s preferred shares would not have been existed and therefore there would have been no fair value loss on derivative liabilities and accretion related to the preferred shares.

(h) Represents the increase in the weighted average shares in connection with the issuance of the common shares related to the acquisition of Bigo as if the acquisition had taken place on January 1, 2018.

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